Открытое акционерное общество энергетики и электрификации

САМАРАЭНЕРГО

443100, г. Самара, ул. Маяковского 15, телетайп 714 166 СВЕТ, тел. 39-63-59, факс 42-43-94

Join - stock company **SAMARAENERGO**

15 Maiakovskogo str. 443100, Samara, Russia, p. (8462) 39-63-59, fax 42-43-94, type 714 166 СВЕТ

от 16.05.02 № 104-176/2307

на №

12g3-2(b)
File# 82-4708

02034845

Securities and Exchange Commission
Division of International Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

02 JUN 12 AM 11:07

SUPPL

Re: Exemption No.: 82-4708

Dear Sirs,

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed Announcement about General Annual Shareholders Meeting which is to be held on 10 of June 2002 and was published in "Rossiyskaya Gazeta".

Sincerely,

V.V. Nikonov
Deputy General Director
of JSC "Samaraenergo"

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

dlo 6/17

Dear Shareholder!

JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «SAMARAENERGO» (Russia, 443100, Samara, Ul. Mayakovskogo, 15) inform about the General Annual Shareholders Meeting for summing up results of 2001, convening in form of mutual attendance.

The Meeting will be convened on June 10, 2002 at 12.00 a.m. at the following address: Russia, Samara, Ul. Mayakovskogo, 15. The registration will begin at 9.30 a.m. and finish at 11.30 a.m. To be registered You will need a passport and a letter of attorney (for shareholders representatives).

Meeting agenda:

1. *Confirmation of the Annual Account for 2001, Annual Balance Sheet, including Account of profit and losses of Company by results of financial period.*
2. *About distribution of profit and losses of Company by results of financial period.*
3. *About payment of dividend for 2001.*
4. *About paying fees and compensations to the members of the Board of Directors.*
5. *About paying fees and compensations to the members of the Revision Commission*
6. *Election of members of the Board of Directors.*
7. *About election of members of the Revision Commission.*
8. *Confirmation of external auditor.*
9. *Confirmation of new wording of JSC «Samaraenergo» Charter.*
10. *Confirmation Regulation about order of General shareholders Meeting preparation and prosecution.*
11. *Confirmation of Regulation about Revision Commission.*
12. *Confirmation of Regulation about order of preparation and prosecution of the Board of Directors sessions.*
13. *Confirmation of Regulation about Revision Commission fees and compensations payment.*

You can familiarize youself with the agenda materials during the period from May 21, 2002 to June 10, 2002, from 10 a.m. to 5 p.m. at the following addresses:

- Russia, Samara, Ul. Mayakovskogo, 15, room 425;
- Russia, Samara, Ul. Polevaya,5, Samara Branch of "The Central Moskow Depositary";
- Russia, Moscow, Ul. Olkhovskogo, 22, «The Central Moscow Depositary».

The date of drawing up the list of shareholders who have a right to take part in Special General Meeting is April, 25 , 2002. Meeting advertisements and Election Bellutins will be sent to shareholders till May, 21, 2002.

A possibilty of voting in absentia is provided for our numerous shareholders convenience. To vote in absentia You must leave unlined the chosen voting variants in enclosed Bulletins, sign the Bulletin and send it by post or bring personally at the following addresses:

- **Russia, Moscow, Ul. Olkhovskogo, 22, «The Central Moscow Depositary»;**

Only Bulletins received thro June,8, 2002, 12.00 a.m. will be allowed to summarizing the voting results.
If an attorney or representative of a shareholder is going to vote by post, he must enclose a letter o attorney or its legalized copy to Voting Bulletins.

Information telephones:

- JSC "Samaraenergo" – (8462) 39-63-28, 39-61-33,
- "The Central Moskow Depositary" – (095) 264-44-23,
- Samara Branch of "The Central Moscow Depositary" – (8462)35-68-94.

JSC "Samaraenergo" Board of Directors

***Note:** If a shareholder is going to come to the General Meeting personally or send his representative, he must take voting bulletins received by post (or serve it to his representative).*